Mail Stop 6010

May 2, 2007

Mr. Charles A. Webster
Chief Financial Officer
Tessera Technologies, Inc.
3099 Orchard Drive
San Jose, CA  95134

      **Re:**    **Tessera Technologies, Inc.**
              **Form 10-K for the Year Ended December 31, 2006**
              **File No.  000-50460**

Dear Mr. Webster:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant